FRUTAROM
FOUNDED 1933

05013496

December 11, 2005 File No. 82-4357

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Ladies and Gentlemen:

Re: Frutarom Industries Ltd. - Filing Pursuant to Rule 12g3-2(b) Regarding Events on Following Dates (File No. 82-4357)

On behalf of Frutarom Industries Ltd. ("Frutarom"), an Israeli company, I am enclosing pursuant to Rule 12g3-2(b) the following item which was made or will be required to be made public pursuant to the laws of Israel, were filed or will be required to be filed with the Tel Aviv Stock Exchange and were made or will be made public by such exchange or were distributed or will be required to be distributed to the holders of the securities of Frutarom:

Immediate reports dated August 15, 2005 through December 11, 2005

Changes in the holdings of interested parties in Frutarom Industries Ltd. from August 15, 2005 through December 11, 2005

Directors report for the period ended September 30, 2005

Please acknowledge receipt by stamping and returning a copy of this letter in the enclosed stamped, self addressed envelope.

Sincerely,

Eyal Shohat, Adv.
Corporate Secretary

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

RECEIPT ACKNOWLEDGED:
By: ____________

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	10:33 22-Aug-05
Number	3336Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

22 August 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,761,152	3.05	3.05	3.05	3.05
2	Bank Leumi Ltd. Group	Ordinary	2,254,452	3.91	3.91	3.90	3.90
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,761,152
Change in number of shares:	0
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,254,452
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	-100,000
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 22-Aug-05
Number	3257Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

21 August 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,761,152	3.05	3.05	3.05	3.05
2	Bank Leumi Ltd. Group	Ordinary	2,254,452	3.91	3.91	3.90	3.90
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	752,546	1.30	1.30	1.56	1.56
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting	No

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,766,549
Change in number of shares:	-5,397
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,324,841
Change in number of shares:	-70,389
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	752,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 30-Aug-05
Number	5658Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

28 August 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,834,784	3.18	3.18	3.17	3.17
2	Bank Leumi Ltd. Group	Ordinary	2,198,175	3.81	3.81	3.80	3.80
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,761,152
Change in number of shares:	73,632
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,254,452
Change in number of shares:	-56,277
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	09:01 05-Sep-05
Number	8145Q

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

05 September 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,906,953	3.31	3.31	3.30	

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,834,784
Change in number of shares:	72,169
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,198,175
Change in number of shares:	0
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 12-Sep-05
Number	1173R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

11 September 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,954,646	3.39	3.39	3.38	3.38
2	Bank Leumi Ltd. Group	Ordinary	2,155,935	3.74	3.74	3.73	3.73
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,903,953
Change in number of shares:	47,693
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,198,175
Change in number of shares:	-42,240
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	10:35 20-Sep-05
Number	4858R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

20 September 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,867,160	3.24	3.24	3.23	3.23
2	Bank Leumi Ltd. Group	Ordinary	2,110,852	3.66	3.66	3.65	3.65
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,954,646
Change in number of shares:	-87,486
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,155,935
Change in number of shares:	-45,083
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 26-Sep-05
Number	7232R

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

25 September 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,852,306	3.21	3.21	3.20	3.20
2	Bank Leumi Ltd. Group	Ordinary	2,110,202	3.66	3.66	3.65	3.65
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,867,160
Change in number of shares:	-14,854
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,110,852
Change in number of shares:	-650
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 03-Oct-05
Number	0705S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

2 October 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,864,870	3.23	3.23	3.22	3.22
2	Bank Leumi Ltd. Group	Ordinary	2,110,671	3.66	3.66	3.65	3.65
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34		

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,852,306
Change in number of shares:	12,564
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,110,202
Change in number of shares:	469
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 10-Oct-05
Number	4109S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

9 October 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,864,870	3.23	3.23	3.22	3.22
2	Bank Leumi Ltd. Group	Ordinary	2,110,713	3.66	3.66	3.65	3.65
3	Frutarom Trust Ltd.	Ordinary	791,140	1.37	1.37	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,852,306
Change in number of shares:	12,564
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,110,671
Change in number of shares:	42
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 17-Oct-05
Number	7343S

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

16 October 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,875,867	3.25	3.25	3.24	3.24
2	Bank Leumi Ltd. Group	Ordinary	2,108,705	3.66	3.66	3.65	3.65
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01		

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,864,870
Change in number of shares:	10,997
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,110,713
Change in number of shares:	-2,008
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	-12,089
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	18:07 31-Oct-05
Number	4204T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

31 October 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,879,934	3.26	3.26	3.25	3.25
2	Bank Leumi Ltd. Group	Ordinary	2,107,871	3.65	3.65	3.65	3.65
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,875,867
Change in number of shares:	4,067
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,108,705
Change in number of shares:	-834
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	791,140
Change in number of shares:	-12,089
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	09:13 02-Nov-05
Number	4982T

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	16:49 20-Jul-05
Number	1232P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

2 November 2005

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report regarding Appointment of Director (who is not a corporation) or an Individual acting on behalf of a Corporation who is a Director
Regulation 34(b) of the Securities Regulations (Periodic and Immediate Reports), 1970

1. First and Last Names: Kobi Levy
   Type of I.D. number: Israeli I.D.
   I.D. Number: 057386278
   Citizenship/Country of Incorporation or Registration: Individual holding Israeli citizenship

2. Date of Birth: November 30, 1961

3. Address: 28 HaTayassim St., Ra'anana

4. Appointment Date: December 1, 2005

5. Appointed to Position of: Executive Vice President and Manager – Global Flavors Division

6. Position in Company Prior to Appointment: None

7. Education: B.A., Economy, Hebrew University of Jerusalem

8. Main occupation during last 5 years:

General Manager	Rav Bariach	2004
General Manager	Strauss Fresh Food Group	1999-2003

9. The officeholder is not otherwise employed by the company, a subsidiary or affiliated company or an interested party in the company.

10. The officeholder is not related to any interested party in the company.

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary
END

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	09:20 02-Nov-05
Number	4988T

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Directorate Change
Released	
Number	1235P

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.
("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

2 November 2005

Israeli Securities Authority	Tel Aviv Stock Exchange Ltd.
http://www.isa.gov.il/	http://www.tase.co.il/

Immediate Report Regarding Senior Officeholders Status
Regulation 34(d) of the Securities Regulations (Periodic and Immediate Reports), 1970

Below is the Senior Officeholders status as at November 2, 2005:

Name	Type of I.D. number	I.D. Number	Position
Dr. John J. Farber	Passport	111201362	Chairman of the Board
Maya Farber	Passport	152434380	Director
John Oram	Passport	140036362	Director
Ori Yehudai	I.D. Number	052731569	President and CEO
Uzi Netanel	I.D. Number	007599798	External Director
Gil Leidner	I.D. Number	50776889	External Director

Alon Granot	I.D. Number	057210247	Executive VP
Yoni Glickman	I.D. Number	026071530	Executive VP
Yoav Barak	I.D. Number	053670352	Internal Auditor
Gur Zamir	I.D. Number	024047904	Controller
Hans Abderhalden	Other I.D. Number	004817414	Director
Yair Seroussi	I.D. Number	053654927	Director
Kobi Levy	I.D. Number	057386278	Executive VP

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary
END

END

Close

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2005 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	08:59 07-Nov-05
Number	7135T

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

7 November 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,795,976	3.11	3.11	3.11	3.11
2	Bank Leumi Ltd. Group	Ordinary	2,175,631	3.77	3.77	3.76	3.76
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,879,934
Change in number of shares:	-83,958
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,107,871
Change in number of shares:	67,760
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,051
Change in number of shares:	0
Comments: Frutarom Trust Ltd. holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments:	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments:	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments:	

Holder's Name:	Ori Yehudai
Holder Number:	7
Type of I.D. number:	Israeli I.D.

Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	10:50 14-Nov-05
Number	0690U

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")
Registration No.: 52-004280-5
The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange
Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

14 November 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,373,825	2.38	2.38	2.38	2.38
2	Bank Leumi Ltd. Group	Ordinary	2,119,847	3.68	3.68	3.68	3.68
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,795,976
Change in number of shares:	-422,151
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,175,631
Change in number of shares:	-55,784
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,051
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	3rd Quarter Results
Released	07:30 21-Nov-05
Number	3981U

To: The London Stock Exchange

Dear Sir/Madame,

Re: Approval of September 30, 2005 Financial and Directors Reports of Frutarom Industries Ltd. ("Company")

1. On November 20, 2005 the board of directors of the Company approved the Financial Statements of the Company and the Directors Report for the period ended 30 September, 2005.

2. Enclosed please find a summary of the Quarterly Report.

3. The full Financial and Directors Reports are available at the Company's web-site: www.frutarom.com

Sincerely,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

FRUTAROM CONTINUES TO ACHIEVE GROWTH FOR THE 24th CONSECUTIVE QUARTER

THIRD QUARTER SALES REACH US$ 59.4 M

Grow 15.6% compared with the same period in 2004
In the parallel quarter Acquired IFF food system activities were included as of mid August 2004

SALES REACH US$ 191.2 M IN THE FIRST NINE MONTHS OF 2005

Grow 36.7% compared with the same period in 2004

CASH FLOW FROM OPERATING ACTIVITIES GROWS TO US$ 13.2 M COMPARED WITH US$ 7.1 M IN THE SAME QUARTER OF 2004

NET PROFIT UP 45.2% TO US$ 6.8 M

Net margin reached 11.4% compared with 9.1% in 2004
Operating margin reached 13.3% compared with 12.7% in 2004
Gross margin reached 38.8% compared with 37.9% in 2004

EARNINGS PER SHARE FOR THE THIRD QUARTER TOTAL US$ 0.12 COMPARED WITH US$ 0.11 IN THE SAME QUARTER IN 2004

Increase achieved despite growth in Frutarom's issued share capital as a result of capital raised in February 2005 on the LSE

Haifa, Israel - November 21, 2005. Frutarom (LSE: FRUTq, TASE: FRUT, OTC: FRUTF) today presented its third quarter results for 2005.

During the third quarter of 2005, Frutarom continued its trend of increased sales, profitability and profits for the twenty-fourth consecutive quarter. This growth in Frutarom's financial results is the result of the successful implementation of Frutarom's rapid growth strategy, combining organic growth in core activities at rates above the industry average with strategic acquisitions of activities and know-how in the Company's main fields of business and in strategic geographic regions.

Ori Yehudai, the Frutarom Group's President and Chief Executive Officer, said, "Frutarom achieved good results, and profitability continued to improve despite the relatively weak period experienced by processed food manufacturers in Western Europe. The results were achieved due to the integration of the Food Systems activity, acquired from IFF during the second half of 2004, with the Frutarom Group's global activity. Frutarom continued to focus on identifying and leveraging the synergy and cross-selling opportunities between the new customers and products added by the acquisition, and Frutarom's existing customers and products. The main impact of the cross-selling will materialize over the next two years. The growth in the Fine Ingredient Division's sales and profitability, mainly due to the successful introduction of new products and expansion in the global sales and R&D global infrastructure, also contributed to the growth in Frutarom's results."

Frutarom invests considerable efforts and resources in implementing its growth strategy and achieving its goals, which will significantly strengthen Frutarom's position as a leading global company. *Yehudai* noted, "Frutarom's management invests considerable resources in finding and executing strategic acquisitions. Frutarom is in contact with several very interesting potential candidates for acquisition, mainly in countries and markets where we already have substantial activity. The US$ 76 million UK offering carried out by the Company in February 2005, allow Frutarom to leverage it's solid equity structure in order to execute future strategic acquisitions "

Yehudai added, "Frutarom will continue to focus on both large multinational customers

and on mid-size and local customers, providing superior, high quality and tailor-made products and service. We will persevere in strengthening our presence in developed markets, such as Western Europe and the United States, and in intensifying our activities in the fast growing emerging markets where we currently operate, as well as entering new emerging markets where the growth rate is higher than the global average. We will continue to invest in developing new products and offering our customers a broad product portfolio consisting largely of natural products and new innovative products such as functional food ingredients. We believe that the imminent addition to our management team of Mr. Kobi Levy, who comes to us from Strauss, a leading dairy producer and member of the renowned worldwide Danone Group and will become an Executive Vice President at Frutarom and the Manager of the Global Flavors Division, will also contribute to the execution of our growth strategy."

Frutarom's sales in the third quarter of 2005 totaled US$ 59.4 million, a 15.6% increase compared with the same quarter of 2004. Sales during the first three quarters of the year totaled US$ 191.2 million, a 36.7% increase compared with the same period of 2004. The integration of the food systems activity acquired from IFF in Switzerland, Germany, and France with the Frutarom Group's global operations contributed to the growth in sales. Furthermore, growth in the fine ingredients division's sales, mainly due to the introduction of new products, expansion and development of global sales infrastructure and the successful integration and utilization of the synergy existing between its research and development and production sites worldwide. And the utilization of the synergy and cross selling opportunities between Frutarom's Divisions, existing customers and products and those added through the acquisitions made in recent years.

The increase in sales was slightly offset by the relatively weak period of processed food manufacturers in Western Europe; the weakening of the Western European currencies (in which most of Frutarom's sales are conducted) against the US dollar; the significant erosion in selling prices of natural extracts and flavors compounds containing natural vanilla, due to the significant decline in the raw materials costs required for their manufacture; and the decline in ArtChem sales due to lower demand by the main customer.

Gross profit for the third quarter of 2005 rose 18.3% to reach US$ 23 million compared with US$ 19.5 million in the same quarter last year. During the first three quarters of the year, gross profit grew 38.5% to reach US$ 75 million compared with US$ 54.1 million during the same period in 2004. Gross margin during the third quarter reached 38.8% compared with 37.9% during the same quarter in 2004, and during the first three quarters reached 39.2% compared with 38.7% during the same period in 2004. Operating profit grew by 21.1% during the third quarter of 2005 to US$ 7.9 million compared with the same period in 2004, while during the first three quarters of 2005 operating profit continued the growth seen in previous years and reached US$ 28.8 million, up 62.2% compared with the same period in 2004. In parallel with the growth in operating profit, operating margin continued to rise, reaching 13.3 % in the third quarter of 2005 compared with 12.7% for the same quarter in 2004, and to 15% in the first three quarters

of 2005 compared with 12.7% in the same period in 2004. Taxes on income in the third quarter of 2005 totaled US$ 1.1 million (13.9% of profit before tax) compared with US$ 1.5 million (24.7% of profit before tax) during the same period in 2004. This decrease was due to the higher profit achieved in regions with lower than average tax rates and the tax benefits received due to sales growth and increase investments in R&D. Net profit for the third quarter grew by 45.2%, reaching US$ 6.8 million compared with US$ 4.7 million during the same quarter last year. Net margin reached 11.4% in the third quarter of 2005 compared with 9.1% during the same quarter in 2004. Net profit for the first three quarters of 2005 rose sharply by 72.7% to reach US$ 22 million compared with US$ 12.7 million in the first three quarters in 2004. Net margin also grew and reached 11.5% compared with 9.1% during the first three quarters of last year. Earnings per share continued to grow during the third quarter of the year and reached US$ 0.12 compared with US$ 0.11 in the third quarter of 2004. Earnings per share for the first three quarters of the year totaled US$ 0.40 per share compared with US$ 0.28 during the same period of 2004.

During the third quarter of 2005, Frutarom achieved cash flow from operating activities of US$ 13.2 million, compared with US$ 7.1 million in the third quarter of 2004. During the first three quarters of 2005, Frutarom achieved cash flow from operating activities of US$ 26.8 million, compared with US$ 15.5 million in the first three quarters of 2004.

Yehudai concluded by saying, "Frutarom continues to be focused on realizing its rapid growth strategy, combining organic growth of core activities at rates above the industry average with strategic acquisitions of activities and knowhow in its main fields of business and in strategic geographic regions. The proceeds from the London offering, together with the successful integration of the activities acquired by Frutarom, form an even more solid base than previously for realizing our rapid growth strategy and ensuring future growth. Our management will continue to invest substantial efforts and resources in identifying and executing potential acquisitions, and in continuing to achieve growth targets in our core activities, which will ensure that we reach our ambitious goals while creating value for our shareholders."

Background on the Company

Frutarom is a global company active in global flavor and fine ingredients markets. Frutarom has significant production and development centers on three continents and markets its products on five continents to over 3,500 customers in more than 100 countries. Frutarom's products are intended for the food and beverage, flavor and fragrance, pharmaceutical, nutraceutical, functional food, food additive and cosmetic industries.

Frutarom operates through two Divisions:

- The Flavors Division, which develops, produces and markets flavor compounds and food systems.

- The Fine Ingredients Division, which develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products and aroma chemicals.

Frutarom's products are produced at its plants in the United States, England, Switzerland, Germany, Israel, Denmark, China, and Turkey. The Company's global marketing organization includes branches in Israel, the United States, England, Switzerland, Germany, Denmark, Norway, France, Spain, Italy, Hungary, Romania, Russia, Ukraine, Kazakhstan, Belarus, Turkey, Brazil, Mexico, China, Japan, Hong Kong, India and Indonesia. The Company also works through local agents and distributors worldwide. Frutarom employs about 1,000 people worldwide.

For further information, visit our website: www.frutarom.com.

Company Contact
Ori Yehudai, President & CEO
Frutarom Ltd.
Tel: +9724-846-2401
E-mail: oyehudai@frutarom.com

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 SEPTEMBER 2005

	30 September		31 December
	2005	2004	2004
	U.S. dollars in thousands		
	(Unaudited)		(Audited)
Assets			
CURRENT ASSETS:			
Cash and cash equivalents	26,693	7,243	7,350
Accounts receivable:			
Trade	44,163	40,986	43,733

Other	4,493	6,903	7,291
Prepaid expenses and advances to			
Suppliers	2,426	2,462	1,851
Inventories	43,394	37,159	43,769
Total current assets	121,169	94,753	103,994
NON-CURRENT ASSETS:			
Property, plant and equipment	91,008	85,040	96,683
Intangible assets	12,342	9,320	5,348
Deferred income tax assets	2,352	1,447	2,957
Other non-current assets	3,953	4,098	4,758
Total non-current assets	109,655	99,905	109,746
Total assets	230,824	194,658	213,740

	30 September		3 Dece
	2005	2004	20
	U.S. dollars in thousands		
	(Unaudited)		(Auc
Liabilities and shareholders' equity			
CURRENT LIABILITIES:			
Bank credit and loans	1,192	43,647	50,35
Accounts payable:			
Trade	16,491	18,178	20,25
Other	23,907	21,752	20,71
Provisions	727	1,862	1,193
Total current liabilities	42,317	85,439	92,52
NON-CURRENT LIABILITIES:			
Loans and credit from banks (net of current maturities)		25,193	29,831
Retirement benefit obligations	8,004	7,048	8,502
Deferred income tax liabilities	5,839	4,234	4,231
Total non-current liabilities	13,843	36,475	42,56
Total liabilities	56,160	121,914	135,0

SHAREHOLDERS' EQUITY:			
Share capital	16,399	13,961	13,961
Additional paid-in capital	91,441	17,270	17,64
Currency translation differences	(3,510)	2,443	5,039
Retained earnings	71,060	40,040	41,33
Amount designed for distribution of dividend declared subsequent to balance sheet date			1,740
Cost of company shares held by subsidiary	(726)	(970)	(1,061
Total shareholders' equity	174,664	72,744	78,65
Total shareholders' equity and liabilities	230,824	194,658	213,7

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE AND THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2005

	9 months ended 30 September		3 months ended 30 September		Y 31
	2005	2004	2005	2004	
	U.S. dollars in thousands				
	(Unaudited)		(Unaudited)		(
SALES	191,198	139,848	59,396	51,362	19
COST OF SALES	116,242	85,743	36,358	31,894	12
GROSS PROFIT	74,956	54,105	23,038	19,468	74,
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:					
Selling, marketing, research and development - net	33,029	24,034	10,707	8,519	34,
General and administrative	13,868	12,495	4,437	4,440	17,
OTHER INCOME – net	695	155	19	24	10
OPERATING PROFIT	28,754	17,731	7,913	6,533	22,
FINANCIAL EXPENSES - net	432	797	57	350	1,3
PROFIT BEFORE TAXES ON INCOME	28,322	16,934	7,856	6,183	20,
TAXES ON INCOME	6,349	4,210	1,095	1,526	4,9
NET INCOME FOR THE PERIOD	21,973	12,724	6,761	4,657	15,

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 21-Nov-05
Number	3976U

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom
25 HaShaish St., P.O.B. 10067, Haifa 26110
Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com
Email: eshohat@frutarom.com

20 November 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,349,211	2.34	2.34	2.33	2.33
2	Bank Leumi Ltd. Group	Ordinary	2,145,667	3.72	3.72	3.71	3.71
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,373,825
Change in number of shares:	-24,614
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,119,847
Change in number of shares:	25,820
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,051
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	12:05 28-Nov-05
Number	7590U

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

28 November 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,427,782	2.48	2.48	2.47	2.47
2	Bank Leumi Ltd. Group	Ordinary	2,143,147	3.72	3.72	3.71	3.71
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,349,211
Change in number of shares:	78,571
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,145,667
Change in number of shares:	-2,492
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,051
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

Regulatory Announcement

Go to market news section

Company	Frutarom Industries Limited
TIDM	FRUT
Headline	Related Parties Shareholdings
Released	07:00 05-Dec-05
Number	1139V

Below is the immediate report submitted today to the Israeli Securities Authority ("ISA") and the Tel-Aviv Stock Exchange through the ISA's electronic submission system in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970

Frutarom Industries Ltd.

("Company")

Registration No.: 52-004280-5

The securities of the Company are listed for trading on the Tel-Aviv Stock Exchange

Name: Frutarom

25 HaShaish St., P.O.B. 10067, Haifa 26110

Tel: +972-4-846 2401, Fax: +972-4-872 2517, www.frutarom.com

Email: eshohat@frutarom.com

5 December 2005

Israeli Securities Authority http://www.isa.gov.il/	Tel Aviv Stock Exchange Ltd. http://www.tase.co.il/

Immediate Report on the Status of Related Parties Holdings

Regulation 33(c) of the Securities Regulations (Periodic and Immediate Reports), 1970

#	Holder's Name	Security name and class	Current balance of security	Holding %		Holding % (fully diluted)	
				Equity	Voting	Equity	Voting
1	Bank Leumi Ltd. Group	Ordinary	1,364,625	2.37	2.37	2.36	2.36
2	Bank Leumi Ltd. Group	Ordinary	2,143,147	4.04	4.04	4.03	4.03
3	Frutarom Trust Ltd.	Ordinary	779,051	1.35	1.35	0	0
4	ICC Industries Inc.	Ordinary	1,964,761	3.41	3.41	3.40	3.40
5	ICC Handels AG	Ordinary	19,227,347	33.34	33.34	33.25	33.25
6	John Oram	Ordinary	779,171	1.35	1.35	1.35	1.35
7	Ori Yehudai	Ordinary	652,546	1.13	1.13	1.39	1.39
8	Hans Abderhalden	Ordinary	5,000	0.01	0.01	0.02	0.02

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	1
Joint investment and mutual funds management company	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders	No.

holding with him the company's securities:	
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,427,782
Change in number of shares:	-63,157
Comments:	

Holder's Name:	Bank Leumi Ltd. Group
Holder Number:	2
Provident fund and provident fund management companies	
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	520018078
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	2,143,175
Change in number of shares:	185,000
Comments:	

Holder's Name:	Frutarom Trust Ltd.
Holder Number:	3
Type of I.D. number:	Number with Israeli Companies Registrar
Holder's I.D. number:	512397373
Citizenship/Country of Incorporation or Registration:	Incorporated in Israel
Country of Citizenship/Incorporation or registration:	Israel
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,051
Change in number of shares:	0
Comments: Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds the shares in escrow for certain employees of the Company	

Holder's Name:	ICC Industries Inc.
Holder Number:	4
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	132653653
Citizenship/Country of Incorporation or Registration:	Incorporated overseas

Country of Citizenship/Incorporation or registration:	USA
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	1,964,761
Change in number of shares:	0
Comments: The controlling shareholder of ICC Industries Inc. is Dr. John Farber. Dr. Farber acts as the chairman of the board of directors of the Company and his spouse, Mrs. Maya Farber, is a member of the board of directors of the Company.	

Holder's Name:	ICC Handels AG
Holder Number:	5
Type of I.D. number:	Number with foreign Companies Registrar
Holder's I.D. number:	CH1703002067
Citizenship/Country of Incorporation or Registration:	Incorporated overseas
Country of Citizenship/Incorporation or registration:	Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	19,227,347
Change in number of shares:	0
Comments: ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.	

Holder's Name:	John Oram
Holder Number:	6
Type of I.D. number:	Other identifying number
Holder's I.D. number:	140036362
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Britain
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	779,171
Change in number of shares:	0
Comments: Mr. John Oram is a member of the board of directors of the Company and acts as the President of ICC Industries Inc.	

Holder's Name:	Ori Yehudai

Holder Number:	7
Type of I.D. number:	Israeli I.D.
Holder's I.D. number:	052731569
Citizenship/Country of Incorporation or Registration:	Private individual
Country of Citizenship/Incorporation or registration:	Israeli citizen
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	652,546
Change in number of shares:	0
Comments: Mr. Ori Yehudai acts as the Company's President and CEO. Mr. Yehudai also holds 150,860 options exercisable into 150,860 ordinary shares of the Company.	

Holder's Name:	Hans Abderhalden
Holder Number:	8
Type of I.D. number:	Passport
Holder's I.D. number:	004817414
Citizenship/Country of Incorporation or Registration:	Private individual, not an Israeli citizen
Country of Citizenship/Incorporation or registration:	Citizen of Switzerland
Is the holder a representative for reporting purposes for a number of joint shareholders holding with him the company's securities:	No.
Are the shares dormant:	No.
Security # on Tel Aviv Stock Exchange:	1081082
Balance (in number of securities) at last report:	5,000
Change in number of shares:	0
Comments: Mr. Hans Abderhalden is a member of the board of directors of the Company. Mr. Abderhalden also holds 6,479 options exercisable into 6,479 ordinary shares of the Company.	

Sincerely yours,

Eyal Shohat, Adv.
Legal Counsel and Corporate Secretary

END

Close

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING SEPTEMBER 30, 2005[1]

General

Frutarom Industries Ltd. ("Frutarom" or "the Company"), a global company, was established in 1933 and became a public company in 1996 with the registration of its shares for trade on the Tel Aviv Stock Exchange. In February 2005, the Company's Global Depository Receipts were listed on the London Stock Exchange Official List. Frutarom develops, produces and markets flavors and fine ingredients used to produce food and beverages, flavors and fragrances, pharma/nutraceuticals, personal care and other products. Frutarom operates production facilities in Europe, North America, Israel and Asia, and produces, markets and sells over 14,000 products to more than 3,500 customers in more than 100 countries. Frutarom operates two divisions: the Flavors Division and the Fine Ingredients Division.

In recent years Frutarom has implemented a strategy for achieving rapid, above-industry average growth, through both internal growth and strategic acquisitions. Frutarom focuses on large multinational customers as well as mid-size and local customers, offering each customer the same superior service and tailor made products. Frutarom concentrates on developed markets such as Western Europe and the United States, as well as fast growing emerging markets such as CIS, Eastern Europe and Asia, where growth rates are higher than the global average. Frutarom offers its customers a wide product range comprised mostly of natural and innovative, value-added products such as natural functional food ingredients, and continues to invest substantial resources in the Company's research and development activities.

During the third quarter of 2005, for the twenty-fourth consecutive quarter, Frutarom continued the trend of increased sales, profitability and profits achieved in recent years and in the first half of 2005. Frutarom's sales for the third quarter of 2005 totaled US$ 59.4 million, growing 15.6% compared with the same quarter of 2004. Gross profit for the period rose 18.3% to reach US$ 23.0 million, compared with US$ 19.5 million in the same quarter of 2004. Gross margin rose to 38.8% compared with 37.9% for the same period of 2004. Operating profit rose by 21.1% to US$ 7.9 million, compared with US$ 6.5 million in the same quarter of 2004. Operating margin rose to 13.3% compared with 12.7% for the same quarter of 2004. Net profit grew by 45.2%, reaching US$ 6.8 million compared with US$ 4.7 million in the same quarter of 2004, and net margin reached 11.4% compared with 9.1% in the same quarter of 2004. Profit per share also rose during the third quarter of the year and reached US$ 0.12 compared with US$ 0.11 during the third quarter of 2004 (despite the growth in the Company's issued share capital as a result of the capital raising and registration on the London Stock Exchange Main List in February 2005).

---

[1] Prepared in accordance with the consolidated financial reports of Frutarom Industries Ltd., which were prepared in accordance with the IFRS as required by the UKLA.

The cash flow from current activities achieved by Frutarom during the third quarter of 2005 totaled US$ 13.2 million compared with US$ 7.1 million in the third quarter of 2004. The cash flow was used mainly to repay loans, finance investments in fixed assets and increase the Company's cash balance.

Frutarom's sales for the first three quarters of 2005 totaled US$ 191.2 million, growing 36.7% compared with the first three quarters of 2004. Gross profit for the period rose 38.5% to reach US$ 75.0 million, compared with US$ 54.1 million in the same three quarters of 2004. Gross margin rose to 39.2% compared with 38.7%. Operating profit rose 62.2% to US$ 28.8 million, compared with US$ 17.7 million in the first three quarters of 2004, and operating margin rose to 15.0% compared with 12.7% for the same period in 2004. Net profit grew sharply by 72.7%, reaching US$ 22.0 million compared with US$ 12.7 million in the first three quarters of 2004. Net margin also rose, reaching 11.5% compared with 9.1% in the same period of 2004. Profit per share rose during the first three quarters of the year and reached US$ 0.40, compared with US$ 0.28 during the same period of 2004 (despite the growth in the Company's issued share capital as a result of the capital raising and registration on the London Stock Exchange Main List in February 2005).

The cash flow from current activities achieved by Frutarom during the first three quarters of 2005 totaled US$ 26.8 million, compared with US$ 15.5 million in the same period of 2004.

The London offering carried out by the Company in February 2005, by way of issuing GDRs on the London Stock Exchange Official List, improved Frutarom's equity structure (the net proceeds totaled US$ 76 million) and contributed to Frutarom's positioning as a global company, with leading institutional investors in the USA, UK and throughout the world.

Following the capital raising and the profit for the first three quarters of this year, Frutarom's equity as at September 30, 2005 totaled US$ 174.7 million (75.7% of the balance sheet), compared with US$ 72.7 million as at September 30, 2004 (37.4% of the balance sheet). The growth in equity enables Frutarom to leverage its strong equity structure in order to execute future strategic acquisitions in accordance with the rapid growth strategy implemented by the Company in recent years.

The continuous growth in operating and net profit and profitability seen in recent years derive mainly from the rapid expansion in Frutarom's activity resulting from organic growth in core activities of both the Flavors and Fine Ingredients Divisions, and the successful integration of activities acquired in recent years. The ongoing improvement in product mix through steady growth in the proportion of Frutarom's Flavors Division sales (which typically have higher margins than Fine Ingredients Division products) in Frutarom's overall sales, also contributed to the improvement in net profit. (Flavors Division sales reached 64.7% of total sales in the first three quarters of 2005 compared with 56.4% for the entire year of 2004.) The Fine Ingredients Division, which is focusing on developing and introducing new, innovative and value-added products with a higher margin, also contributed to the growth in sales and the improvement in product mix, net profit and margins. Alongside the growth in activity in recent years, Frutarom has maintained a policy of closely controlling expense levels, which also contributed to the increase in profitability and profit.

Summary of the Company's Activity

Frutarom operates in the global flavors and fine ingredients markets. In the flavors market, Frutarom is active in the segments of flavor compounds and food systems. In the fine ingredients market, Frutarom operates mainly in the segments of natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, unique citrus products and aroma chemicals.

Based on the data published by SRI Consultants, Frutarom estimates that sales in 2003 in the markets in which it operates totaled US$ 14.7 billion (excluding sales of natural functional food ingredients outside of the United States and Europe and sales of pharma/nutraceutical extracts) and that global sales in the flavor and fine ingredients markets in which Frutarom operates will grow at an annual rate of between 2% and 4% from 2005 to 2008, although the growth rate is expected to be significantly higher in certain emerging markets such as Eastern Europe, Russia, China and India. In addition, the market for natural functional food ingredients is expected to grow at a higher rate of 9% in Europe and the United States.

The Company's activity is divided into two main divisions, each of which is a major field of activity:

- **The Flavors Division** develops, produces, markets and sells flavor compounds and Food Systems used mainly by manufacturers of food, beverages and other consumer products. Frutarom develops thousands of different flavors, most of which are tailor-made for specific customers, and continuously develops new flavors in order to meet changing consumer preferences and future customer needs. The Flavors Division is the most profitable of Frutarom's Divisions and has experienced accelerated growth since 2001 as a result of both organic growth and the successful integration of a number of strategic acquisitions. The internal growth in the Flavors Division's sales derives mainly from the Division's focus on both developed and emerging markets by providing superior service to global multinationals as well as mid-sized, local customers.

- **The Fine Ingredients Division** develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, natural gums and peptide building blocks. The Division's products are sold principally to the food and beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. The Fine Ingredients Division has experienced significant growth in recent years as a result of both internal growth and the successful implementation of several strategic acquisitions. The internal growth in the Fine Ingredients Division's sales is mainly the result of the development of new, innovative value-added products with higher than average margin and its focus on multinational, mid-sized and local customers worldwide.

The activities of Frutarom's two Divisions are greatly complementary and synergetic. This synergy is expressed in a number of main fields: (1) sales and marketing - one salesperson handling each customer, and Fine Ingredients Division products that are intended for the food and beverage market are sold through the Flavors Division's

sales force; (2) research and development - the knowhow and familiarity of the Flavors Division's team with the needs of the food and beverage market enable the Fine Ingredients Division to develop and produce new and innovative products for the food and beverage industry; (3) operations - many of Frutarom's production sites are jointly utilized by the Flavors Division and the Fine Ingredients Division; (4) fine ingredients - although the majority of fine ingredients produced by the Company are sold to third parties, some specialty fine ingredients are exclusively used by the Flavors Division to produce certain unique flavors, giving Frutarom a competitive advantage.

Frutarom will continue to invest considerable efforts and resources in successfully implementing the strategy of rapid growth it has successfully implemented in recent years. The strategy combines rapid internal growth of the more profitable core activity at higher than average rates for the industry, with strategic acquisitions of companies, knowhow and activities in fields in which the Company is active, in order to strengthen its positioning as one of the leading global companies in the field of flavors and fine ingredients.

Results of Activity in the Third Quarter and First Three Quarters of 2005

Following is a summary of the profit and loss report for the third quarter (US$ million):

	2005	2004	Change (%)
Sales	59.4	51.4	15.6%
Gross profit	23.0	19.5	18.3%
R&D, Selling, Administration, General and Other income	15.1	12.9	16.9%
Operating profit	7.9	6.5	21.1%
EBITDA	10.2	8.9	15.2%
Profit before tax	7.9	6.2	27.0%
Net profit	6.8	4.7	45.2%

Following is a summary of the profit and loss report for the first three quarters (US$ million):

	2005	2004	Change (%)
Sales	191.2	139.8	36.7%
Gross profit	75.0	54.1	38.5%
R&D, Selling, Administration, General and Other income	46.2	36.4	27.0%
Operating profit	28.8	17.7	62.2%
EBITDA	35.8	24.4	46.4%
Profit before tax	28.3	16.9	67.2%
Net profit	22.0	12.7	72.7%

Sales

Frutarom's sales during the third quarter of 2005 totaled US$ 59.4 million, showing growth of 15.6% compared with the same quarter of 2004, when sales totaled US$ 51.4 million.

Sales for the first three quarters of 2005 totaled US$ 191.2 million, growing 36.7% compared with the same period last year.

Sales Development in the Third Quarters of 2000-2005 (US$ million)
(2000-2003 figures are based on Israeli GAAP)


60
55
50
45
40
35
30
25
20
15
10
5
0
19.6
26.4
27.5
42.4
51.4
59.4
2000
2001
2002
2003
2004
2005

The increase in sales during the third quarter was influenced mainly by the following factors:

A. The integration of the Food Systems activity acquired from IFF in Switzerland, Germany and France with the Frutarom Group's global activity. The activity acquired in Switzerland and Germany was unified with Frutarom's activity as of mid August 2004 and the activity acquired in France, as of November 2004.

B. Growth in the Fine Ingredients Division's sales, mainly due to the introduction of new products, expansion and development of the global sales infrastructure and the successful integration and utilization of the synergy existing between its research and development and production sites worldwide.

C. Utilization of the synergy and cross selling opportunities between Frutarom's Divisions, existing customers and products and those added through the acquisitions made in recent years.

The increase in sales was slightly offset by the following factors:

A. Relatively weak period of processed food manufactures in Western Europe.

B. Weakening of the Western European currencies (in which most of Frutarom's sales are conducted) against the US dollar.

C. Significant erosion in selling prices of natural extracts and flavor compounds containing natural vanilla, due to the significant decline in the raw materials costs required for their manufacture.

D. Decline in ArtChem sales due to lower demand by the main customer. (ArtChem produces raw materials in the field of peptides intended for the biotechnological pharmaceuticals industry.)

Sales Breakdown by Fields of Activity in the Third Quarters of 2000-2005 (in % and US$ million)

		2000	2001	2002	2003	2004	2005
Flavors Division	Sales	6.6	10.1	11.8	21.1	29.5	37.5
	%	33.6%	38.1%	42.8%	49.8%	57.4 %	63.1%
Fine Ingredients Division	Sales	11.6	15.1	14.7	20.3	20.7	21.4
	%	59.0%	57.2%	53.4%	48.0%	40.2%	36.0%
Trade & Marketing	Sales	1.7	1.5	1.5	1.6	1.7	1.6
	%	8.8%	5.6%	5.4%	3.7%	3.3%	2.8%
Inter Division	Sales	-0.3	-0.2	-0.5	-0.6	-0.5	-1.1
	%	1.4%	0.8%	1.6%	1.5%	1.0%	1.9%
Total Sales		19.6	26.4	27.5	42.4	51.4	59.4

Sales Breakdown by Fields of Activity in the First Three Quarters of 2000-2005 (in % and US$ million)

		2000	2001	2002	2003	2004	2005
Flavors Division	Sales	19.9	30.0	34.9	49.7	75.0	123.8
	%	32.2%	38.7%	41.6%	48.3%	53.6 %	64.7%
Fine Ingredients Division	Sales	38.0	44.1	45.6	49.8	61.5	65.6
	%	61.3%	56.9%	54.3%	48.4%	44.0%	34.3%
Trade & Marketing	Sales	5.1	4.4	4.7	5.1	5.3	5.0
	%	8.2%	5.6%	5.6%	5.0%	3.8%	2.6%
Inter Division	Sales	-1.1	-1.0	-1.2	-1.7	-1.9	-3.2
	%	1.7%	1.3%	1.5%	1.7%	1.4%	1.6%
Total Sales		61.9	77.5	84.0	102.9	139.8	191.2

Gross Profit

Gross profit grew 18.3% during the third quarter of 2005 to reach US$ 23.0 million compared with US$ 19.5 million in the third quarter of 2004. Gross profitability during the period reached 38.8% compared with 37.9% during the same period in 2004.

During the first three quarters of 2005, gross profit grew 38.5% to reach US$ 75.0 million compared with US$ 54.1 million during the same period of 2004. Gross profitability for the first half of 2005 reached 39.2% compared with 38.7% in the first three quarters of 2004.

This increase in gross profit is the result of the growth in sales and the ongoing improvement in our product mix.

Selling, Marketing, Research and Development, Administration, General and Other Expenses

Selling, marketing, research and development, administration, general and other income totaled US$ 15.1 million (25.5% of sales) in the third quarter of 2005, compared with US$ 12.9 million (25.2% of sales) during the same period of 2004.

During the first three quarters of 2005, these expenses totaled US$ 46.2 million (24.2% of sales) compared with US$ 36.4 million (26.0% of sales) during the same period in 2004.

The increase in expenses is mainly the result of the growth in Frutarom's activity and the addition of the Food Systems activity acquired from IFF, as well as continued investment in development and expansion of Frutarom's global sales and marketing network.

Operating Profit

Operating profit grew by 21.1% during the third quarter of 2005 compared with the third quarter of 2004, totaling US$ 17.9 million.

During the first three quarters of 2005, operating profit continued the growth trend of previous years to reach US$ 28.8 million, up 62.2% compared with the same period of 2004.

Parallel to the growth in operating profit, the growth trend in operating margin also continued, reaching 13.3% during the third quarter of 2005, compared with 12.7% in the third quarter of 2004. During the first three quarters of 2005 operating margin grew to 15.0% compared with 12.7% during the three quarters of 2004.

Finance Expenses

Finance expenses for the third quarter of 2005 totaled US$ 0.06 million (0.1% of sales), compared with US$ 0.4 million (0.7% of sales) in the same period in 2004.

During the first three quarters of 2005, finance expenses totaled US$ 0.4 million (0.2% of sales), compared with US$ 0.8 million (0.6% of sales) in the same period of 2004.

The decline in finance expenses is mainly due to the repayment of most of the Company's debts following its raising capital on the London stock exchange during the first quarter.

Profit before Tax

Profit before tax for the third quarter of 2005 grew 27.0% to reach US$ 7.9 million (13.2% of sales), compared with US$ 6.2 million (12.0% of sales) during the same period in 2004.

During the first three quarters of 2005, profit before tax grew 67.2% to reach US$ 28.3 million (14.8% of sales) compared with US$ 16.9 million (12.1% of sales) during the same period in 2004.

Taxes on Income

Taxes on income in the third quarter of 2005 totaled US$ 1.1 million (13.9% of profit before tax) compared with US$ 1.5 million (24.7% of profit before tax) during the same period in 2004. This decrease was due to the higher profit achieved in regions with lower than average tax rates and the tax benefits received due to sales growth and increase investments in R&D.

During the first three quarters of 2005, taxes on income totaled US$ 6.3 million (22.4% of profit before tax) compared with US$ 4.2 million (24.9% of profit before tax) during the same period in 2004.

Net Profit

Net profit for the third quarter of 2005 rose by 45.2% to reach US$ 6.8 million, compared with US$ 4.7 million in the third quarter of 2004. Net margin also rose, reaching 11.4%, compared with 9.1% in the same quarter in 2004.

During the first three quarters of the year net profit grew sharply by 72.7% to reach US$ 22.0 million compared with US$ 12.7 million during the same period in 2004. Net margin rose to 11.5% compared with 9.1% during the three quarters of 2004.

Profit Development in the Third Quarters of 2002-2005 (US$ million)
(2002-2003 figures based on Israeli GAAP)

Gross Profit


24
22
20
18
16
14
12
10
8
6
4
2
0
9.4
15.1
19.5
23.0
2002
2003
2004
2005

Operating Profit


10
9
8
7
6
5
4
3
2
1
0
2.4
3.9
6.5
7.9
2002
2003
2004
2005

Profit before Tax


10
9
8
7
6
5
4
3
2
1
0
1.9
3.7
6.2
7.9
2002
2003
2004
2005

Net Profit


8
7
6
5
4
3
2
1
0
1.3
2.3
4.7
6.8
2002
2003
2004
2005

Summary of quarterly profit and loss (US$ million):

	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Sales	59.4	67.1	64.7	56.9	51.4	44.6	43.9
Gross profit	23.0	26.9	25.0	20.2	19.5	17.6	17.0
Selling, Marketing, R&D, Administration, General and Other income	15.1	15.4	15.7	15.9	12.9	11.6	11.8
Operating profit	7.9	11.6	9.3	4.3	6.5	6.1	5.1
EBITDA	10.2	13.7	11.8	6.7	8.9	8.2	7.3
Finance expenses	0.06	0.2	0.2	0.6	0.4	0.4	0.08
Profit before tax	7.9	11.4	9.1	3.7	6.2	5.7	5.1
Net Profit	**6.8**	**8.4**	**6.8**	**3.0**	**4.7**	**4.5**	**3.6**

Frutarom's business is subject to seasonal fluctuations, generally with higher sales and profitability (due to product mix) in the first half of a given year and lower sales and profitability in the second half of a given year. A substantial portion of the Company's products are used by its customers in the manufacture of beverages and dairy products such as soft drinks, ice cream and yogurts, for which demand generally increases markedly during the summer months. As a result, sales of certain flavors and fine ingredients produced by Frutarom rise in the first half of the year, as manufacturers of beverages and dairy products restock their inventories and increase production in advance of rising demand during the summer months.

The impact of seasonality on the Company's results has steadily decreased in recent years, as the Company has increased its sales of products such as savory flavors, natural functional food ingredients and natural pharma/nutraceutical extracts. These products are intended for the pharma/nutra industries and generally have lower seasonality in demand.

Financial Status

Total assets on September 30, 2005 amounted to US$ 230.8 million, compared with US$ 194.7 million at September 30, 2004 and US$ 213.7 million at December 31, 2004.

The Company's current assets totaled US$ 121.2 million compared with US$ 94.8 million at September 30, 2004, and US$ 104.0 million at December 31, 2004.

Fixed assets minus accumulated depreciation and net other assets totaled US$ 103.4 million on September 30, 2005, compared with US$ 94.4 million at the end of the third quarter of 2004 and US$ 102.0 million at December 31, 2004. The decline in fixed assets compared with December 2004 derives from the strengthening of the US dollar against European currencies.

The growth in overall assets, and particularly in current assets, resulted mainly from the growth in activity turnover, the acquisition of IFF's food systems activity and the capital raised by Frutarom in February 2005.

Liquidity

During the third quarter of 2005, Frutarom achieved cash flow from operating activity of US$ 13.2 million, compared with US$ 7.1 million in the same quarter of 2004. The cash flow was used to repay loans, finance investments in fixed assets made by Frutarom and to increase its cash balance.

The cash flow from investment activity during the third quarter included the amount of US$ 2.5 million returned to Frutarom by IFF for adjustment relating to the acquisition of the food system activity during the second half of 2004.

During the first three quarters of 2005, Frutarom achieved cash flow from operating activity of US$ 26.8 million compared with US$ 15.5 million in the same period of 2004.

Sources of Finance

Sources of the Company's Shareholders Equity

The Company's shareholders equity at September 30, 2005 totaled US$ 174.7 million (75.7% of the balance sheet) compared with US$ 72.7 million (37.4% of the balance sheet) at September 30, 2004. The growth in the Company's shareholders equity during 2005 derives mainly from the capital raised of US$ 76 million (net) by the Company in February. The growth in profit also contributed to the growth in shareholders equity. A change in the US dollar exchange rate against other currencies that are the main activity currency for the autonomous subsidiaries influenced the "currency translation differences equity fund" and reduced the shareholders equity balance. This item does not affect the profit and loss and the cash flow.

Long Term Loans Including Current Maturities of Long Term Loans (Quarterly Average)

The average scope of long term credit from banks totaled US$ 3.7 million. During the same period last year, the Company had US$ 33.5 million at its disposal.

Short Term Loans Excluding Current Maturities of Long Term Loans (Quarterly Average)

The average scope of short term credit from banks totaled US$ 0.3 million. During the same period of 2004, the Company had US$ 24.8 million at its disposal.

Credit From Suppliers and To Customers (Quarterly Average)

During the third quarter of 2005 the average scope of credit from suppliers and other creditors was US$ 43.5 million (compared with US$ 37.0 million during the same quarter of 2004). During the third quarter of 2005, the Company granted average credit of US$ 46.3 million to its customers, compared with US$ 37.8 million during the same quarter of 2004. Most of the growth in suppliers' and customers' credit results primarily from the growth in activity due to the acquisition of the Food Systems activity from IFF and the growth in activity compared with 2004.

Disclosures about Market Risk

The Company's activity is characterized by extensive dispersal. Through its two Divisions, the Company produces thousands of products intended for thousands of customers throughout the world, using thousands of raw materials purchased from a wide range of suppliers worldwide. The Company is not significantly dependent on any of its customers, products or suppliers.

The Company operates in a multi-currency environment. Currency exposure is reviewed as needed, on at least a quarterly basis. The Company does not generally take external hedging actions or use other financial instruments for protection against currency fluctuations. The Chief Financial Officer is responsible for managing market risks as relates to exchange rates and interest.

The Managers of the two Divisions are responsible for managing market risk as it relates to changes in raw material prices. The Company's management and Board of Directors are updated on material changes in the Company's exposure to various risks, and conduct discussions as needed.

Review of the Auditors' Work

In accordance with the instructions of the Israeli Securities Authority dated July 20, 2005, the Company expressed its principle consent to participating in the review. However, in light of the many questions relating to this review, including legal questions concerning the confidentiality obligations of the accounting firms to the Company, the Company will consider giving its final and binding consent, subject to the rules and conditions to be determined concerning the confidentiality and other issues.

Events Following the Balance Sheet Date

There were no significant events following the balance sheet date.

The Board of Directors of the Company held five meetings during the first three quarters of the year.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

----------------------	--------------------
Dr. John J. Farber	Ori Yehudai
Chairman of the Board	President & CEO

November 20, 2005